

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2010

Mr. Ben Wang
Chief Financial Officer
RINO International Corporation
11 Youquan Road, Zhanqian Street, Jinzhou District
Dalian, People's Republic of China 116100

> **Re:** **RINO International Corporation**
> **Item 4.02 Forms 8-K**
> **Filed November 19, 2010**
> **File No. 001-34402**

Dear Mr. Wang:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Cash
Accounting Branch Chief